07025308

FOSTER'S
GROUP

SEC MAIL PROCESSING RECEIVED JUL 16 2007 WASH. D.C. 186 SECTION

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Retirement of Chief Marketing Officer, Rick Scully"

Released: 21 June 2007

SUPPL

Pages: 2
(including this page)

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S
GROUP

21 JUNE 2007

RETIREMENT OF CHIEF MARKETING OFFICER, RICK SCULLY

Rick Scully, Chief Marketing Officer, will retire from Foster's Group Limited (Foster's) effective 30 June 2007 after 39 years with the company and affiliated businesses.

Rick has served as a member of the Foster's Leadership Team for the past 12 years. During this time, Rick has taken on a number of key marketing, commercial and executive roles, including responsibility for Foster's global beer businesses. Most recently, Rick has taken on the challenge of building a global marketing capability and contributed successfully to the growth of Foster's global brand portfolio.

Following Rick's departure, responsibility for global brand strategy will be split between the Regional Managing Directors.

"Rick has made an enormous contribution to the business over a 39 year career," said Foster's CEO, Trevor O'Hoy.

"I offer my sincere thanks and appreciation to Rick for his leadership and passionate commitment to the business. I wish Rick and his family all the very best for the future."

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Ian Betts
Tel: +61 3 9633 2273
Mob: +61 400 532 466

END